J.P. Morgan Securities LLC

BofA Securities, Inc.

SVB Leerink LLC

As Representatives of the

several Underwriters listed

in Schedule 1 hereto

c/o J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

c/o BofA Securities, Inc.

One Bryant Park

New York, New York 10036

c/o SVB Leerink LLC

1301 Avenue of the Americas

New York, New York 10019

February 3, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	BioNTech SE

Registration Statement on Form F-1

Filed February 3, 2020

File No. 333-236225

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of BioNTech SE (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 PM, Eastern Time, on February 5, 2020, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Covington & Burling LLP and Freshfields Bruckhaus Deringer LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, the Underwriters wish to advise you that there will be distributed to each Underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Acting severally on behalf of themselves and the several Underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ David Ke
	Name:	David Ke
	Title:	Executive Director

BOFA SECURITIES, INC.

By:	/s/ Michele A.H. Allong
	Name:	Michele A.H. Allong
	Title:	Authorized Signatory

SVB LEERINK LLC

By:	/s/ Gabriel Cavazos
	Name:	Gabriel Cavazos
	Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request]